UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

 NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-39096

CUSIP NUMBER: 00973W102

(Check one):	☐ Form 10-K	☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I — REGISTRANT INFORMATION

Akerna Corp.
Full Name of Registrant

Former Name if Applicable
1550 Larimer Street, #246

Address of Principal Executive Office (Street and Number)

Denver, Colorado 80202
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Akerna Corp. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (the “Form 10-Q”). The Company was unable to file its Form 10-Q within the prescribed time period provided by the applicable rules of the Securities and Exchange Commission without unreasonable effort and expense for the reasons discussed below.

On April 12, 2021, the U.S. Securities and Exchange Commission (the “SEC”) issued a statement (the “SEC Statement”) on the accounting and reporting considerations for warrants issued by SPACs entitled, “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”). The SEC Statement discussed “certain features of warrants issued in SPAC transactions” that “may be common across many entities.” The SEC Statement indicated that when one or more of such features is included in a warrant, the warrant “should be classified as a liability measured at fair value, with changes in fair value each period reported in earnings.”

Following consideration of the guidance in the SEC Statement, while the terms of the Company’s private placement warrants have not changed, the Company has concluded that its private placement warrants do not meet the conditions to be classified in equity and instead, the warrants meet the definition of a derivative under ASC 815-40-15, under which the Company should record the warrants as liabilities on the Company’s balance sheet. The Company has determined to reflect this reclassification of the warrants for the Company’s previous audited balance sheets on June 30, 2019 and 2020 and December 31, 2020 (the “Affected Period”) as a revision footnote in the Form 10-Q and is reviewing this approach with its independent registered public accounting firm, Marcum LLP. The adjustments to the financial statement items for the Affected Period will be set forth through expanded disclosure in the financial statements included in the Form 10-Q, including further describing the correction and its impact on previously reported amounts.

As a result of the considerable time and resources required to complete the evaluation of the warrants, compile, disseminate, review and finalize the information required to be presented in the Form 10-Q and in light of the SEC Statement, the Company is unable to file the Form 10-Q by the prescribed due date, without unreasonable effort or expense. The Company will file the Form 10-Q with such adjustments as soon as practicable prior to May 24, 2021.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John Fowle	(720)	710-3146
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report revenue for the quarter ended March 31, 2021 of approximately $4.01 million compared to $3.07 million for the quarter ended March 31, 2020. The increase in revenue is primarily due to increased software revenue of approximately $3.80 million in the 2021 period compared to approximately $2.35 million in 2020, partially offset by decreased consulting revenue of of approximately $0.17 million in 2021 compared to approximately $0.70 million in 2020. The Company expects to report gross profits of approximately $2.56 million in the quarter ended March 31, 2021 compared to approximately $1.67 million for the quarter ended March 31, 2020. This is primarily due to increased revenue with cost of revenue staying relatively flat at approximately $1.45 million for the 2021 period compared to approximately $1.40 millon for 2020. Loss from operations is expected to decrease to approximately $3.50 million in the quarter ended March 31, 2021 compared to approximately $4.88 million in the qaurter ended March 31, 2020 and net loss is expected to increase to approximately $6.28 million in the 2021 period from $4.85 million in 2020 primarily due to a change in fair value of convertible notes.

The financial results presented above for the quarter ended March 31, 2021 reflect preliminary estimates of the Company’s results of operations and anticipated changes for the corresponding prior period as of the date of the filing of the Form 12b-25. These estimates are subject to change upon the completion of the reporting process and review of the Company’s financial statements, and actual results may vary significantly from these estimates.

Akerna Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2021	By:	/s/ John Fowle
John Fowle
Chief Financial Officer

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